DiamondPeak Holdings Corp.
40 W 57th Street
29th Floor
New York, New York 10019

February 25, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Justin Dobbie

Re:	DiamondPeak Holdings Corp.
Registration Statement on Form S-1
Filed January 18, 2019, as amended
File No. 333-229286

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DiamondPeak Holdings Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, February 27, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ David T. Hamamoto
David T. Hamamoto
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP